FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                             4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F    X         Form 40-F
                            -----                   -----

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                    No     X
                          -----                  -----

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 02-2 PLC


                                         By:   /s/  Clive Rakestrow
                                               -------------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title: Director


Date: 24 June 2003


                                         GRANITE FINANCE FUNDING
                                         LIMITED


                                         By:   /s/  Nigel  Charles Bradley
                                               ---------------------------
                                         Name:  Nigel Charles Bradley
                                         Title:  Director

Date: 24 June 2003

                                         GRANITE FINANCE TRUSTEES
                                         LIMITED


                                         By:   /s/  Richard Gough
                                               --------------------------
                                         Name:  Richard Gough
                                         Title:  Director

Date: 24 June 2003

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-2 PLC

Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 May 2003 - 31 May 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                          182,949

Current Balance                                     (GBP)12,709,533,564

Last Months Closing Trust Assets                    (GBP)13,407,612,871

Funding share                                       (GBP)11,784,472,312

Funding Share Percentage                                   92.72%

Seller Share                                        (GBP)925,061,252

Seller Share Percentage                                    7.28%

Minimum Seller Share (Amount)                       (GBP)307,743,590

Minimum Seller Share (% of Total)                          2.42%

--------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans


------------------------------------------------------------------------------------------------
                       Number         Principal (GBP)    Arrears (GBP)      By Principal (%)

< 1 Month             180,731         12,601,497,246         0                   99.15%

> = 1 < 3 Months       1,886            88,895,458         1,055,952              0.70%

> = 3 < 6 Months        279             16,141,968          396,206               0.13%

> = 6 < 9 Months         42             2,457,494           111,273               0.02%

> = 9 < 12 Months        7               283,429             15,737               0.00%

> = 12 Months            4               257,969            131,726               0.00%

Total                 182,949         12,709,533,564        1,710,894            100.00%
------------------------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                       Number       Principal(GBP)       Arrears(GBP)

Total (since inception)  31            1,547,332           70,228
------------------------------------------------------------------------------


---------------------------------------------------------------
Properties in Possession                            11

Number Brought Forward                              7

Repossessed (Current Month)                         4

Sold (since inception)                              20

Sold (current month)                                3

Sale Price / Last Loan Valuation                   1.06

Average Time from Possession to Sale (days)        118

Average Arrears at Sale                        (GBP)2,183

Average Principal Loss (Since inception)*       (GBP)652

Average Principal Loss (current month)**         (GBP)0

MIG Claims Submitted                                3

MIG Claims Outstanding                              1

Average Time from Claim to Payment                  69
---------------------------------------------------------------
* This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
** This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

-----------------------------------------------------------------------------
                                             Number        Principal(GBP)

Substituted this period                        0              (GBP)0

Substituted to date (since 26 March 2001)    238,932     (GBP)16,995,302,553
-----------------------------------------------------------------------------

CPR Analysis

-----------------------------------------------------------------------------
                                         Monthly        Annualised

Current Month CPR Rate                    5.49%           49.23%

Previous Month CPR Rate                   4.83%           44.77%
-----------------------------------------------------------------------------


-----------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months              23.58

Weighted Average Remaining Term (by value) Years          20.08

Average Loan Size                                     (GBP)69,470

Weighted Average LTV (by value)                           75.68%
-----------------------------------------------------------------------------


Product Breakdown


---------------------------------------------------------------------
Fixed Rate (by balance)                           42.52%

Together (by balance)                             31.10%

Capped (by balance)                               3.26%

Variable (by balance)                             22.84%

Tracker (by balance)                              0.28%

Total                                             100.0%
---------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                       Number      % of Total      Value ((GBP))     % of Total

East Anglia             4,371        2.39%         303,757,852         2.39%

East Midlands          15,555        8.50%         948,131,204         7.46%

Greater London         21,315       11.65%        2,351,263,709       18.50%

North                  26,496       14.48%        1,273,495,263       10.02%

North West             27,466       15.01%        1,544,208,328       12.15%

South East             28,671       15.67%        2,655,021,562       20.89%

South West             13,390        7.32%        1,001,511,245        7.88%

Wales                   9,086        4.97%         502,026,576         3.95%

West Midlands          13,922        7.61%         892,209,256         7.02%

Yorkshire              22,677       12.40%        1,237,908,569        9.74%

Total                 182,949        100%         12,709,533,564       100%
-------------------------------------------------------------------------------


LTV Levels Breakdown

-------------------------------------------------------------------------------
                             Number            Value(GBP)         % of Total

0% < 25%                      5,015            196,997,770           1.55%

> = 25% < 50%                19,671           1,314,165,771         10.34%

> = 50% < 60%                12,947           1,035,826,985          8.15%

> = 60% < 65%                 7,428            624,038,098           4.91%

> = 65% < 70%                 8,835            743,507,713           5.85%

> = 70% < 75%                15,706           1,197,238,062          9.42%

> = 75% < 80%                11,705            960,840,737           7.56%

> = 80% < 85%                12,698            946,860,251           7.45%

> = 85% < 90%                33,988           2,278,819,368         17.93%

> = 90% < 95%                41,361           2,665,189,188         20.97%

> = 95% < 100%               13,501            740,965,807           5.83%

> = 100%                       94               5,083,813            0.04%

Total                        182,949          12,709,533,564        100.0%
-----------------------------------------------------------------------------



------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           5.69%

Effective Date of Change                                  1 March 2003
------------------------------------------------------------------------


Notes     Granite Mortgages 02-2 plc

---------------------------------------------------------------------------------------------
                     Outstanding             Rating            Reference R        Margin
                                         Moodys/S&P/Fitch
Series 1
A1                   $310,000,000          Aaa/AAA/AAA            1.44%           0.11%

A2                  $1,150,000,000         Aaa/AAA/AAA            1.51%           0.18%

B                    $60,000,000            Aa3/AA/AA             1.70%           0.37%

C                    $88,000,000          Baa2/BBB/BBB            2.58%           1.25%

Series 2

A               (euro)1,100,000,000        Aaa/AAA/AAA            2.75%          0.19%

B                 (euro)41,000,000          Aa3/AA/AA             2.93%          0.37%

C                 (euro)53,000,000        Baa2/BBB/BBB            3.81%          1.25%

Series 3

A                 (GBP)665,000,000         Aaa/AAA/AAA            3.84%          0.19%

B                 (GBP)25,000,000           Aa3/AA/AA             4.02%          0.37%

C                 (GBP)33,000,000          Baa2/BBB/BBB           4.90%          1.25%
---------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------------
                                                                              % of Funding Share

Class B Notes ((GBP)Equivalent)                        (GBP)90,075,869            0.76%

Class C Notes ((GBP)Equivalent)                       (GBP)123,900,819            1.05%

------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement       (GBP)39,000,000             0.33%

Balance Brought Forward                               (GBP)34,965,972             0.30%

Drawings this Period                                      (GBP)0                  0.00%

Reserve Fund Top-up this Period*                      (GBP)4,034,028              0.03%

Excess Spread                                             (GBP)0                  0.00%

Current Balance                                      (GBP)39,000,000              0.33%
------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
Funding Reserve Balance                              (GBP)23,315,837              0.20%

Funding Reserve %                                              0.6%                NA
------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.